

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2010

William J. Carden
Chief Executive Officer
American Spectrum Realty, Inc.
2401 Fountain View, Suite 510
Houston, Texas 77057

> **Re: American Spectrum Realty, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 001-16785**

Dear Mr. Carden:

We have reviewed your response letter dated July 22, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements and Notes

Note 15 – Subsequent Events, page 46

1.   We have read and considered your response to comment one. We note that you concluded that you did not acquire a business pursuant to FASB ASC 805-10-55-4 through 55-8 given that a market participant would not be capable of managing or conducting the business integrated in the contracts due missing key elements, which are successfully replacing the property manager and vetoing any vote by the tenants-in common to terminate the contracts due to the change in the managers. It is unclear to us how you determined these elements cannot be replicated or replaceable by market participants. Please advise.

2.   Further to our previous comment, while we note your statement that you did not retain ERG's senior management personnel, your Form 10-K indicates that your

workforce increased significantly subsequent to the transaction. Clarify if you maintained previous employees of ERG. If so, please note having a workforce with the necessary skills and experience could provide the necessary processes that are capable of being applied to inputs to create outputs based on the guidance in FASB ASC 805-10-55-4(b). Please advise.

3.   We have read and considered your response to comment three. In regards to your investment test (a), the investment should represent the total consideration, including the liabilities incurred by the company to the former owners of the acquiree and any contingent consideration that represents additional purchase price as part of the total investment in the acquiree unless the likelihood of its payment is remote. Please revise your calculation under the investment test accordingly.

4.   We have read and considered your response to comment four. Please provide us a detailed analysis of FASB 350-30-35-3 to support your conclusion that the agreements have an indefinite useful life.

5.   Please also tell us how you the value of the acquired managed contracts were determined.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief